October 24, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Cartesian Growth Corporation II
Preliminary Proxy Statement on Schedule 14A Filed October 22, 2024
File No. 001-41378

Dear Mr. Alper and Ms. Lippmann:

Cartesian Growth Corporation II (the “Company,” “we,” “our” or “us”) hereby transmits its supplementary response to the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Amendment to the Preliminary Proxy Statement on Schedule 14A, filed on October 22, 2024 (the “Revised Proxy Statement”).

We confirm that the Company will remove all references to the “Potential Target” (as defined in the Revised Proxy Statement) and related disclosure (located on the cover page, page 1 and page 6 of the Revised Proxy Statement) from the Revised Proxy Statement prior to filing the Definitive Proxy Statement on Schedule 14A.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at 305-579-0739.

Very truly yours,
GREENBERG TRAURIG, P.A.
By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc:	Peter Yu, Chief Executive Officer
Beth Michelson, Chief Financial Officer